Mail Stop 4561

February 17, 2009

Mark Williams
Chief Financial Officer
CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925

>        **Re:    CS Financing Corporation**
>               **Form 10-Q for Fiscal Quarter Ended**
>               **September 30, 2008**
>               **Filed November 13, 2008**
>               **File No. 333-129919**

Dear Mr. Williams:

We have reviewed your response dated February 3, 2009 and have the following comment.

Form 10-Q as of September 30, 2008

Note 2 – Investment in Note Receivable, page F-7

1.      We note your response to our prior comment 1. We reiterate our request for you to tell us if RES expects to complete construction on its two San Francisco projects by the time the loan matures and if not, how you factored this into determining that no bad debt reserve is required.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,


John P. Nolan
Senior Assistant Chief Accountant